EXHIBIT 99.1

For immediate release

FAIRMONT HOTELS & RESORTS INC.
REPORTS FIRST QUARTER RESULTS

– Hotel ownership EBITDA increases 11% –
– Company secures management contracts on three hotel developments –

TORONTO, April 27, 2004 — Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) (TSX/NYSE: FHR) today announced its unaudited financial results for the first quarter ended March 31, 2004 using Canadian generally accepted accounting principles. All amounts are expressed in U.S. dollars.

“We are encouraged by the solid recovery in industry fundamentals leading to travel demand increases throughout the United States. This has been reflected in considerable occupancy improvements at our U.S. and international hotels, with most of these properties also posting increases in average daily rates (“ADR”),” said William R. Fatt, FHR’s Chief Executive Officer. “Our overall results met our expectations for the first quarter, which is traditionally one of the Company’s lowest earnings periods.”

On a comparable basis, revenue per available room (“RevPAR”) for Fairmont’s managed hotels increased 12.4% and RevPAR at the Company’s owned portfolio improved 12.9% in the first quarter. Favorable foreign exchange movements continued to contribute to an improvement in operating statistics for the Canadian properties.

Commenting on today’s development announcements [see Announcements and Corporate Activities], Mr. Fatt said, “We have been working on growing our pipeline of development opportunities and are delighted to expand our portfolio to include a number of purpose-built luxury properties in such exclusive locations as the Mayan Riviera in Mexico and The Palm, Jumeirah in Dubai. We look forward to working with our new partners on these exciting developments and for the opportunity to work together on future projects.”

On April 12, The Fairmont Southampton opened on schedule after seven months of repairs following the hurricane in Bermuda last September. The Company has extensive insurance coverage for both property damage and business interruption. In the first quarter, hotel ownership expenses were reduced by business interruption insurance recoveries, restoring EBITDA1 generated by The Fairmont Southampton to previously expected levels.

First Quarter Consolidated Results

Operating revenues2 were up slightly to $168.2 million from $167.9 million in 2003. Lower revenues from real estate activities offset improved hotel operating results during the quarter. First quarter EBITDA of $34.1 million was down from $42.2 million in the previous year. This decline relates exclusively to lower land sales in 2004. Net loss for the quarter was $0.6 million ($0.01 loss per share) compared to net income of $12.5 million ($0.16 earnings per share) in the same period of 2003. EBITDA and net income (loss) include earnings from real estate activities of $0.4 million ($0.01 per share) and $9.3 million ($0.12 per share) in 2004 and 2003, respectively.

First Quarter Ownership Operations

Revenues from hotel ownership improved 10.7% to $155.4 million in the first quarter. The increase was driven by solid improvements in the performance of the U.S. and international properties. All of the major U.S. and international hotels posted double digit revenue growth with the exception of The Fairmont Southampton, which was closed for repairs due to Hurricane Fabian. The appreciation in the Canadian dollar offset the decline in Canadian operating revenues and increased Canadian expenses in the quarter. Canadian ski destinations experienced weaker U.S. leisure demand primarily as a result of strong U.S. competition. In addition, the Canadian resorts had a solid first quarter in 2003 prior to the impact of world events. When compared to the first quarter of 2003, the average Canadian dollar exchange rate for the quarter appreciated approximately 14% against the U.S. dollar.

RevPAR of $139.34 was up 12.9% in the first quarter, resulting from a 3.9 point improvement in occupancy combined with a 6.0% increase in average daily rate (“ADR”). The Fairmont Scottsdale Princess posted strong rate and occupancy growth in the quarter contributing to a 15.0% RevPAR improvement at the U.S. and International comparable portfolio. The Canadian owned hotels had RevPAR growth of 8.8%, driven by the appreciation in the Canadian dollar and offset slightly by an occupancy drop of 0.3 points. Adjusting for the foreign exchange impact, RevPAR for the Canadian portfolio was down approximately 5%.

Equity losses generated from FHR’s investment in Legacy Hotels Real Estate Investment Trust (“Legacy” or the “Trust”) were $7.3 million compared to losses of $6.3 million in the same period last year. Legacy’s performance was comparable to 2003, however the appreciation in the Canadian dollar exaggerated this loss.

In a continued effort to divest of non-hotel assets, FHR completed the sale of a parcel of land that was inherited upon the Canadian Pacific reorganization in 2001. This parcel was not part of the Company’s interest in the Toronto or Vancouver lands. This sale contributed to the $0.4 million in EBITDA from real estate activities compared to $9.3 million earned in 2003.

First Quarter Management Operations

Fairmont

Revenues under management of $374 million increased 21% over 2003, half of which was driven by the addition of two new management contracts since last summer. Management fee revenues were up 20.2% to $12.5 million, in line with the increase in revenues under management.

For the Fairmont managed portfolio, RevPAR increased 12.4% to $106.93. RevPAR for the U.S. and International portfolio showed solid improvement with RevPAR up 11.9%, driven by a 5.8 point occupancy gain. The Canadian comparable portfolio reported a 13.2% RevPAR improvement, driven by increases in ADR and occupancy of 9.2% and 2.1 points, respectively. Adjusting for the foreign exchange impact, RevPAR at the Canadian portfolio was relatively unchanged from 2003.

Delta

In the first quarter, Delta’s revenues under management increased by $12 million to $80 million. Management fee revenues of $2.5 million were down $0.6 million from last year when a one-time payout relating to the termination of two management contracts was received. During the quarter, RevPAR increased 13.9% resulting from an 11.2% ADR increase and a 1.3 point improvement in occupancy. Adjusting for the foreign exchange impact, RevPAR was unchanged in 2003.

Capital Expenditures

Hotel related capital expenditures for the quarter totaled $19.8 million. Several projects were underway during the quarter including:

•	The renovation of the meeting rooms and final phase of the guestrooms at The Fairmont Copley Plaza Boston (completed in mid-April); and

•	The construction of the meeting facility at The Fairmont Chateau Lake Louise (to open in mid-May).

FHR currently expects that total hotel capital expenditures in 2004 will be $90 - $100 million, including approximately $15 million that was originally expected to be spent in 2003.

Announcements and Corporate Activities

The Company announced today that it has entered into an agreement with Obrascón Huarte Laín, S.A. to manage a resort near Playa del Carmen in Mayakoba, Mexico. Located 40 miles from Cancun on the Mayan Riviera, this 401-room luxury resort is expected to open in late 2005 and will be flagged “The Fairmont Mayakoba, Riviera Maya”. FHR will invest approximately $10 million for an equity interest of about 15% in the resort.

FHR has also entered into a joint venture with Nile City Investment Company to manage a 552-room luxury hotel on the Nile River in central Cairo, Egypt. FHR and Kingdom Hotel Investment Group (“KHI”), the chairman of which is His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz al Saud, will each invest approximately $10 million for an equity interest of about 15% each in the property, which is anticipated to open in 2006.

The Company has also entered into a strategic alliance with Kuwait-based International Financial Advisors Company (“IFA”) through IFA Hotels & Resorts to open a resort in Dubai on The Palm, Jumeirah, an extensive development project in the Arabian Gulf that is currently being completed. Situated on the best location of The Palm, Jumeirah, the Fairmont project will include a 300-room luxury resort and 460 vacation residences. “The Fairmont Palm Jumeirah Resort, Dubai” is expected to open in late 2006. FHR and KHI will each invest approximately $15 million for a 10% equity interest each in this development. IFA, KHI and the Company are also exploring other resort projects in the Middle East, East Africa and South Africa.

FHR has entered into an agreement with a syndicate of banks for a three-year $400 million unsecured revolving term credit facility. The credit facility bears interest at floating rates and replaces the Company’s existing credit facility that would have matured in September. The credit facility is available for general corporate purposes.

FHR has not repurchased any shares under its normal course issuer bid in 2004.

Investment in Legacy

In 1997, FHR was instrumental in the creation of Legacy. Since that time, the Company has held an approximate one-third interest in the equity of the Trust and Legacy and the Company have had a mutually beneficial strategic relationship during which time Legacy has acquired 15 hotels from FHR from inception until 2001 and is currently the largest third party owner of Fairmont properties.

To date, FHR has accounted for its investment in Legacy on an equity basis. Pursuant to recent changes in accounting rules that came into effect in 2004 under U.S. GAAP and which will come into effect in 2005 under Canadian GAAP, FHR will likely be required to consolidate within its financial statements Legacy’s financial results. FHR believes that consolidating Legacy would complicate investors’ ability to assess FHR’s financial performance. Based on the Company’s analysis to date, were FHR to reduce its equity investment in Legacy to less than 25%, the Company could continue to equity account for its Legacy holding without consolidation.

Accordingly, FHR may, subject to favorable market conditions, reduce its investment in the Trust during 2004, pursuant to one or several transactions. FHR believes that the mutual benefits of their relationship would remain substantially unchanged notwithstanding a reduction in its equity interest.

Outlook

“We expect that the improving industry fundamentals and economic environment will continue to translate into a strong recovery. Our existing bookings for our critical group business throughout our portfolio continue to be ahead of levels at this time last year for 2003”, commented Mr. Fatt. “In addition, we are excited about the opportunity for our recently renovated resort portfolio to benefit from improving business conditions and growing leisure travel demand that is expected over the long-term.”

Continued Mr. Fatt, “We are however cautious about the level of U.S. leisure business coming into the Canadian resorts during the critical summer season. We will have a better indication of this customer segment’s demand levels later in the spring.”

The Company’s full-year guidance is unchanged. FHR estimates that 2004 EBITDA will be in the range of $210 - $220 million, including approximately $9 million from real estate activities. Net income is estimated to be between $65 and $71 million and basic EPS to be in the range of $0.82 - $0.90, assuming a full-year tax rate of 28%.

It is the Company’s intention to adopt U.S. GAAP in 2004. This change will simplify comparisons of FHR’s financial statements with those of its peers and is not expected to have a significant impact on net earnings or the Company’s financial condition.

“The growth of the Fairmont brand remains a major focus for the Company and we are encouraged by the improvement in brand awareness. In 2004, we intend to add two to four properties to our portfolio while continuing to seek development opportunities in resort destinations and further increase the exposure of our existing portfolio,” said Mr. Fatt.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 83 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont Hotels Inc., North America’s largest luxury hotel management company, as measured by rooms under management. Fairmont manages 44 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

FHR will hold a conference call today, April 27, 2004 at 1:30 p.m. Eastern Time to discuss its results. To participate, please dial 416.405.9328 or 1.800.387.6216. You will be requested to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. Eastern Time on April 27, 2004 through to May 4, 2004 by dialing 416.695.5800 or 1.800.408.3053 using the reservation #3030016. A live audio webcast of the conference call will be available via FHR’s website (www.fairmont.com/investor). An archived recording of the webcast will remain available on FHR’s website following the conference call.

This press release contains certain forward-looking statements relating, but not limited to, FHR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. FHR disclaims any responsibility to update any such forward-looking statements.

	Three months ended
	March 31, 2004
	2004	2003	Variance
OWNED HOTELS
Worldwide
RevPAR	$139.34	$123.39	12.9%
ADR	215.21	203.03	6.0%
Occupancy	64.7%	60.8%	3.9 points

Canada
RevPAR	$93.86	$86.27	8.8%
ADR	154.37	141.25	9.3%
Occupancy	60.8%	61.1%	(0.3 points)

U.S. and International
RevPAR	$181.01	$157.35	15.0%
ADR	264.80	260.10	1.8%
Occupancy	68.4%	60.5%	7.9 points

FAIRMONT MANAGED HOTELS
Worldwide
RevPAR	$106.93	$95.17	12.4%
ADR	174.79	166.26	5.1%
Occupancy	61.2%	57.2%	4.0 points

Canada
RevPAR	$75.18	$66.42	13.2%
ADR	130.30	119.37	9.2%
Occupancy	57.7%	55.6%	2.1 points

U.S. and International
RevPAR	$138.49	$123.71	11.9%
ADR	214.26	210.29	1.9%
Occupancy	64.6%	58.8%	5.8 points

DELTA MANAGED HOTELS
Canada
RevPAR	$53.37	$46.87	13.9%
ADR	92.29	82.99	11.2%
Occupancy	57.8%	56.5%	1.3 points

Comparable hotels and resorts are considered to be properties that were fully open under FHR management for at least the entire current and prior period. Comparable hotels and resorts statistics exclude properties under major renovation that would have a significant adverse effect on the properties’ primary operations. The following properties were excluded:

Owned:	The Fairmont Southampton; The Fairmont Copley Plaza Boston
Fairmont Managed:	The Fairmont Southampton; The Fairmont Olympic Hotel, Seattle; The Fairmont Turnberry Isle Resort & Club, Miami
Delta Managed:	None

FHR’s 2003 quarterly operating statistics for its 2004 comparable hotel portfolios are available on the Company’s website (www.fairmont.com/investor).

1.	EBITDA is defined as earnings before interest, taxes and amortization. Income from investments and other is included in EBITDA. Management considers EBITDA to be a meaningful indicator of hotel operations and uses it as the primary measurement of operating segment profit and loss. However, it is not a defined measure of operating performance under Canadian generally accepted accounting principles (“Canadian GAAP”). It is likely that FHR’s calculation of EBITDA is different than the calculations used by other entities. EBITDA is represented on the consolidated statements of income as “operating income before undernoted items”.

Reconciliation of EBITDA to net income (loss):

	Three months ended March 31
In millions of dollars	2004	2003
EBITDA	$34.1	$42.2
Deduct:
Amortization	19.5	16.3
Interest expense, net	10.0	5.9
Income tax expense	5.2	7.5

Net income (loss)	$(0.6)	$12.5

2.	Operating revenues excludes other revenues from managed and franchised properties (consists of direct and indirect costs relating primarily to marketing and reservation services that are reimbursed by hotel owners on a cost recovery basis). Management considers that the exclusion of such revenues provides a meaningful measure of operating performance, however, it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR’s calculation of operating revenues is different than the calculation used by other entities.

Contacts:	M. Jerry Patava	Emma Thompson
	Executive Vice President	Executive Director Investor Relations
	and Chief Financial Officer	Tel: 416.874.2485
	Tel: 416.874.2450	Email: investor@fairmont.com
Website: www.fairmont.com

Fairmont Hotels & Resorts Inc.
Consolidated Balance Sheets
(Stated in millions of U.S. dollars)
(Unaudited)

ASSETS

	March 31	December 31
	2004	2003
Current assets
Cash and cash equivalents	$69.2	$31.7
Accounts receivable	62.7	64.1
Inventory	14.6	14.2
Prepaid expenses and other	14.8	24.6

	161.3	134.6
Investments in partnerships and corporations	51.6	53.1
Investment in Legacy Hotels Real Estate
Investment Trust	98.4	105.9
Non-hotel real estate	94.6	95.1
Property and equipment	1,653.3	1,656.2
Goodwill	131.6	132.0
Intangible assets	216.7	216.7
Other assets and deferred charges	115.4	109.4

	$2,522.9	$2,503.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$131.9	$124.0
Dividends payable	—	3.2
Current portion of long-term debt	77.5	117.8

	209.4	245.0
Long-term debt (note 3)	596.8	539.8
Other liabilities	91.2	91.4
Future income taxes	83.4	80.9

	980.8	957.1

Shareholders’ Equity (note 4)	1,542.1	1,545.9

	$2,522.9	$2,503.0

Fairmont Hotels & Resorts Inc.

Consolidated Statements of Income
(Stated in millions of U.S. dollars, except per share amounts)
(Unaudited)

	Three months ended March 31
	2004	2003
Revenues
Hotel ownership operations	$155.4	$140.4
Management operations	9.5	8.6
Real estate activities	3.3	18.9

Operating revenues	168.2	167.9
Other revenues from managed and franchised properties	8.9	7.0

	177.1	174.9
Expenses
Hotel ownership operations	116.7	105.5
Management operations	6.6	4.0
Real estate activities	2.9	9.6

Operating expenses	126.2	119.1
Other expenses from managed and franchised properties	9.1	6.9

	135.3	126.0
Loss from equity investments and other	(7.7)	(6.7)

Operating income before undernoted items	34.1	42.2
Amortization	19.5	16.3
Interest expense, net	10.0	5.9

Income before income tax expense	4.6	20.0

Income tax expense
Current	2.9	5.3
Future	2.3	2.2

	5.2	7.5

Net income (loss)	$(0.6)	$12.5

Weighted average number of common shares outstanding (in millions) (note 4)
Basic	79.1	79.3
Diluted	79.1	80.0

Basic earnings (loss) per common share	$(0.01)	$0.16
Diluted earnings (loss) per common share	$(0.01)	$0.16

Fairmont Hotels & Resorts Inc.

Consolidated Statements of Cash Flows
(Stated in millions of U.S. dollars)
(Unaudited)

	Three months ended March 31
	2004	2003
Cash provided by (used in)

Operating activities
Net Income (loss)	$(0.6)	$12.5
Items not affecting cash
Amortization of property and equipment	18.8	15.6
Amortization of intangible assets	0.7	0.7
Loss from equity investments and other	7.7	6.7
Future income taxes	2.3	2.2
Other	2.5	2.7
Changes in non-hotel real estate	(0.2)	7.4
Changes in non-cash working capital items (note 5)	9.0	(11.7)

	40.2	36.1

Investing activities
Additions to property and equipment	(19.8)	(15.8)
Acquisitions, net of cash acquired	—	6.0
Investments in partnerships and corporations	—	(0.1)
Collection of loans receivable	8.8	—
Issuance of loans receivable	(5.0)	—

	(16.0)	(9.9)

Financing activities
Issuance of long-term debt	79.9	123.5
Repayment of long-term debt	(63.6)	(142.5)
Issuance of common shares	0.3	—
Repurchase of common shares	—	(5.0)
Dividends paid	(3.2)	(2.4)

	13.4	(26.4)

Effect of exchange rate changes on cash	(0.1)	1.5

Increase in cash	37.5	1.3
Cash and cash equivalents — beginning of period	31.7	49.0

Cash and cash equivalents — end of period	$69.2	$50.3

Fairmont Hotels & Resorts Inc.

Consolidated Statements of Retained Earnings
(Stated in millions of U.S. dollars)
(Unaudited)

	Three months ended March 31
	2004	2003
Balance — Beginning of period	$78.1	$38.5
Net income (loss)	(0.6)	12.5

	77.5	51.0
Repurchase of common shares	—	(1.2)

Balance — End of period	$77.5	$49.8

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

1.	Fairmont Hotels & Resorts Inc. (“FHR”) has operated and owned hotels and resorts for over 116 years and currently manages properties principally under the Fairmont and Delta brands. At March 31, 2004, FHR managed or franchised 83 luxury and first-class hotels. FHR owns 83.5% of Fairmont Hotels Inc. (“Fairmont”), which at March 31, 2004, managed 44 properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. Delta Hotels Limited (“Delta”), a wholly owned subsidiary of FHR, managed or franchised 39 Canadian hotels and resorts at March 31, 2004.

In addition to hotel and resort management, as at March 31, 2004, FHR had hotel ownership interests ranging from approximately 20% to 100% in 23 properties, located in Canada, the United States, Mexico, Bermuda and Barbados. FHR also has an approximate 35% equity interest in Legacy Hotels Real Estate Investment Trust (“Legacy”), which owns 24 hotels and resorts across Canada and the United States. FHR also owns real estate properties that are suitable for either commercial or residential development, and has developed a vacation ownership product.

Results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year. The income tax rate is also higher in the first quarter as hotels in non-taxable jurisdictions typically generate losses and equity investments usually produce non-taxable losses.

2.	These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles (“GAAP”) for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003 presented in the annual report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2003 audited consolidated financial statements, except as discussed below.

Hedging Relationships

Effective January 1, 2004, FHR implemented new guidance on accounting for hedging relationships. The new guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. The adoption of this accounting guidance did not have a material impact on operations or financial statement presentation.

Generally Accepted Accounting Principles and General Standards of Financial Statement Presentation

The Canadian Institute of Chartered Accountants has issued new accounting standards surrounding GAAP and financial statement presentation. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP and are effective for years beginning January 1, 2004. No changes to financial statement presentation were required as FHR was already in full compliance with these new standards.

3.	In March 2004, FHR entered into a new $400 unsecured credit facility due March 2007. The interest rate is floating and is calculated based on the borrowers choice of prime rate, bankers acceptance or LIBOR plus a spread.

4.	Shareholders’ equity

	March 31,	December 31,
	2004	2003
Common shares	$1,202.5	$1,202.2
Other equity	19.2	19.2
Contributed surplus	142.3	142.3
Foreign currency translation adjustments	100.6	104.1
Retained earnings	77.5	78.1

	$1,542.1	$1,545.9

The diluted weighted-average number of common shares outstanding is calculated as follows:

	Three months ended March 31
	2004	2003
	(in millions)
Weighted-average number of common shares outstanding — basic	79.1	79.3
Stock options (1)	0.8	0.7

Weighted-average number of common shares outstanding — diluted	79.9	80.0

(1)	The calculation of diluted loss per common share for the three months ended March 31, 2004 excludes stock options as the impact of these exercises would be anti-dilutive.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

4.	Shareholders’ equity (continued)

Under a normal course issuer bid, FHR may repurchase for cancellation up to approximately 3.9 million, or approximately 5% of its outstanding common shares. During the three months ended March 31, 2004, FHR did not repurchase any shares. During the three months ended March 31, 2004, FHR issued 17,190 shares pursuant to the Key Employee Stock Option Plan. $0.3 was credited to common shares for proceeds from options exercised. At March 31, 2004, 79,123,467 common shares were outstanding (2003 — 79,532,172).

During the three months ended March 31, 2004, 10,000 stock options were granted. Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002 but before January 1, 2003, net income and basic and diluted earnings per share would have been:

	Three months ended March 31
	2004	2003
Reported net income (loss)	$(0.6)	$12.5
Net income (loss) assuming fair value method used	$(0.7)	$12.3
Basic earnings (loss) per share	$(0.01)	$0.16
Diluted earnings (loss) per share	$(0.01)	$0.15

5.	Changes in non-cash working capital:

	Three months ended March 31
	2004	2003
Decrease (increase) in current assets
Accounts receivable	$0.7	$(9.7)
Inventory	(0.4)	(0.8)
Prepaid expenses and other	1.0	(0.9)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	7.7	(0.3)

	$9.0	$(11.7)

6.	Segmented Information

FHR has five reportable operating segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Hotel ownership consists of real estate interests ranging from approximately 20% to 100% in 23 properties. The investment in Legacy consists of an approximate 35% equity interest in Legacy, which owns 24 hotels and resorts across Canada and the United States. Real estate activities consists primarily of two large undeveloped land blocks in Toronto and Vancouver and a vacation ownership product. Fairmont is a North American luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company.

The performance of all segments is evaluated primarily on earnings before interest, taxes and amortization (“EBITDA”), which is defined as income before interest, income taxes and amortization. EBITDA includes income from investments and other. Amortization, interest and income taxes are not allocated to the individual segments. All transactions among operating segments are conducted at fair market value.

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR’s reportable segments:

	Three months ended March 31, 2004
	Ownership			Management
	Ownership		Real estate			Inter-segment
	Hotel	Legacy	activities	Fairmont	Delta	elimination (a)	Total
Operating revenues	$155.4	$—	$3.3	$12.5	$2.5	$(5.5)	$168.2
Other revenues from managed and franchised properties	—	—	—	6.5	2.4	—	8.9

							177.1
Loss from equity investments and other	(0.4)	(7.3)	—	—	—	—	(7.7)
EBITDA (b)	32.8	(7.3)	0.4	6.9	1.5	(0.2)	34.1
Total assets (c)	1,904.9	98.4	102.2	360.1	75.1	(17.8)	2,522.9
Capital expenditures	19.6	—	—	0.2	—	—	19.8

6.	Segmented Information (continued)

	Three months ended March 31, 2003
	Ownership			Management
	Ownership		Real estate			Inter-segment
	Hotel	Legacy	activities	Fairmont	Delta	elimination (a)	Total
Operating revenues	$140.4	$—	$18.9	$10.4	$3.1	$(4.9)	$167.9
Other revenues from managed and franchised properties	—	—	—	4.8	2.2	—	7.0

							174.9
Loss from equity investments and other	(0.4)	(6.3)	—	—	—	—	(6.7)
EBITDA (b)	29.6	(6.3)	9.3	7.0	2.5	0.1	42.2
Total assets (c)	1,983.5	97.8	89.8	328.6	69.5	(206.2)	2,363.0
Capital expenditures	15.6	—	—	0.2	—	—	15.8

(a)	Revenues represent management fees that are charged by Fairmont of $5.4 (2003 — $4.8) for the three months ended March 31, 2004 and Delta of $0.1 (2003 — $0.1) for the three months ended March 31, 2004, to the hotel ownership operations, which are eliminated on consolidation. EBITDA represents expenses not reimbursed relating to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreements. Total assets represent the elimination of inter-segment loans net of corporate assets.

(b)	The following costs are not allocated to the individual segments in evaluating net income (loss):

	Three months ended March 31
	2004	2003
Amortization	$19.5	$16.3
Interest expense, net	10.0	5.9
Income taxes	5.2	7.5

(c)	Hotel ownership assets include $49.3 (2003 — $46.7) of investments accounted for using the equity method.

7.	As required under the terms and conditions of the 3.75% convertible senior notes due 2023, the debt and the common shares issuable upon conversion of the shares have been registered on a Form F-10 with the SEC on April 6, 2004.

8.	At March 31, 2004, FHR has a payable to Legacy of $9.0 in connection with various management contracts, and reciprocal loan agreements with Legacy for $86.6. A subsidiary of FHR has a 25% participation amounting to $10.8 in the first mortgage on The Fairmont Olympic Hotel, Seattle.